                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           TD WATERHOUSE GROUP, INC.
                       (Name of Subject Company (Issuer))
                          TD WATERHOUSE HOLDINGS, INC.
                           THE TORONTO-DOMINION BANK
                      (Names of Filing Persons (Offerors))
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                                   87236210 8
                     (CUSIP Number of Class of Securities)
                         CHRISTOPHER A. MONTAGUE, ESQ.
                           THE TORONTO-DOMINION BANK
                      P.O. BOX 1, TORONTO-DOMINION CENTRE
                            TORONTO, ONTARIO M5K 1A2
                                     CANADA
                                 (416) 982-8345
                                with a copy to:
                               LEE MEYERSON, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000
          (Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of filing persons)
                           CALCULATION OF FILING FEE


----------------------------------------------------------------------------
       TRANSACTION VALUATION*                 AMOUNT OF FILING FEE**
           $365,718,600.00                          $73,143.72
----------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of 40,635,400 shares of common stock, par value $.01 per share (the "Shares"), of TD Waterhouse Group, Inc. (the "Company"), at a purchase price of $9.00 per Share, net in cash. Such number of Shares represents 338,971,600 Shares outstanding as of October 16, 2001 (excluding for this purpose Shares issuable upon exchange of certain exchangeable preference shares issued by a Company subsidiary, which exchangeable preference shares are held by The Toronto-Dominion Bank and its subsidiaries), less the 298,336,200 Shares already owned by The Toronto-Dominion Bank and its subsidiaries.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                               Amount Previously Paid: N/A
                                               Form or Registration No.: N/A
                                               Filing Party: N/A
                                               Date Filed: N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[ ] issuer tender offer subject to Rule 13e-4.

[X] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO (the "Schedule TO") is filed by The Toronto-Dominion Bank, a Canadian chartered bank ("Parent"), and TD Waterhouse Holdings, Inc. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Parent. This Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of common stock, par value $.01 per share (the "Shares"), of TD Waterhouse Group, Inc., a Delaware corporation (the "Company"), at $9.00 per share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 17, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as they may be amended or supplemented from time to time, constitute the "Offer"). The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation, all of the information required by Schedule 13E-3 that is not included in or covered by the items in Schedule TO.

ITEM 10.  FINANCIAL STATEMENTS

     Not applicable.

ITEM 12.  EXHIBITS

EXHIBIT
NO.                                    DESCRIPTION
-------                                -----------
(a)(1)(i)      Offer to Purchase dated October 17, 2001
(a)(1)(ii)     Letter of Transmittal
(a)(1)(iii)    Notice of Guaranteed Delivery
(a)(1)(iv)     Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees
(a)(1)(v)      Letter to Clients for use by Brokers, Dealers, Commercial
               Banks, Trust Companies and Other Nominees
(a)(1)(vi)     Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9
(a)(1)(vii)    Instructions for Form W8-BEN
(a)(1)(viii)   Summary advertisement dated October 17, 2001
(a)(1)(ix)     Text of press release issued by Parent, dated October 10,
               2001
(a)(5)(i)      Complaint of Howard Pisnoy, individually and on behalf of
               all others similarly situated, against Toronto-Dominion
               Bank, et al. filed in the Court of Chancery of the State of
               Delaware on October 11, 2001.
(a)(5)(ii)     Complaint of Michael Andrews, individually and on behalf of all others similarly situated, against Toronto-Dominion
               Bank, et al. filed in the Court of Chancery of the State of
               Delaware on October 11, 2001.
(a)(5)(iii)    Complaint of David Osher, individually and on behalf of all others similarly situated, against Toronto-Dominion Bank, et
               al. filed in the Court of Chancery of the State of Delaware on October 11, 2001.
(a)(5)(iv)     Complaint of NDT LLC, individually and on behalf of all
               others similarly situated, against Toronto-Dominion Bank, et
               al. filed in the Court of Chancery of the State of Delaware on October 11, 2001.
(a)(5)(v)      Complaint of Derek Hreniuk, on behalf of himself and all
               similarly situated persons, against Toronto-Dominion Bank, et al. filed in the Court of Chancery of the State of
               Delaware on October 11, 2001.
(a)(5)(vi)     Complaint of Eugenia Gladstone Vogel, on behalf of herself and all others similarly situated, against Toronto-Dominion
               Bank, et al. filed in the Court of Chancery of the State of
               Delaware on October 11, 2001.
(a)(5)(vii)    Complaint of Sarah Berkowitz, individually and on behalf of all others similarly situated, against Toronto-Dominion
               Bank, et al. filed in the Court of Chancery of the State of
               Delaware on October 11, 2001.

EXHIBIT
NO.                                    DESCRIPTION
-------                                -----------
(a)(5)(viii)   Complaint of Fernando Gonzalez, individually and on behalf of all others similarly situated, against Toronto-Dominion
               Bank, et al. filed in the Court of Chancery of the State of
               Delaware on October 11, 2001.
(a)(5)(ix)     Complaint of Harold Chavez, individually and on behalf of
               all others similarly situated, against Toronto-Dominion
               Bank, et al. filed in the Court of Chancery of the State of
               Delaware on October 11, 2001.
(b)            None.
(c)            Analyses of Morgan Stanley & Co. Incorporated for discussion with the senior management of Parent.
(d)(1)         Amended and Restated Support and Exchange Agreement dated
               April 13, 2000 by and among the Company, TD Waterhouse
               Investor Services (Canada), Inc., the Purchaser, TD
               Securities Inc., CT Financial Services, Inc. and Parent
               (Incorporated by reference to Exhibit 4.1 of the Company's
               Quarterly Report on Form 10-Q for the quarterly period ended
               April 30, 2000).
(d)(2)         Exchangeable Preference Share Terms of TD Waterhouse
               Investor Services (Canada), Inc. (Incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on
               Form S-1, Registration No. 333-77521).
(d)(3)         Certificate of Designation creating Special Voting Preferred
               Stock of the Company (Incorporated by reference to Exhibit
               4.4 of the Company's Annual Report on Form 10-K for the
               fiscal year ended October 31, 2000).
(f)            Section 262 of the Delaware General Corporation Law
               (included as Schedule D of the Offer to Purchase filed
               herewith as Exhibit (a)(1)(i)).
(g)            None.
(h)            None.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          THE TORONTO-DOMINION BANK

                                          /s/   CHRISTOPHER A. MONTAGUE
                                          --------------------------------------
                                          Name: Christopher A. Montague
                                          Title:  Executive Vice President,
                                                  General
                                              Counsel and Secretary

                                          TD WATERHOUSE HOLDINGS, INC.

                                          /s/     STEPHEN D. MCDONALD
                                          --------------------------------------
                                          Name: Stephen D. McDonald
                                          Title:  Deputy Chairman

Date: October 17, 2001

                                 EXHIBIT INDEX

EXHIBIT
NO.                                    DESCRIPTION
-------                                -----------
(a)(1)(i)      Offer to Purchase dated October 17, 2001
(a)(1)(ii)     Letter of Transmittal
(a)(1)(iii)    Notice of Guaranteed Delivery
(a)(1)(iv)     Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees
(a)(1)(v)      Letter to Clients for use by Brokers, Dealers, Commercial
               Banks, Trust Companies and Other Nominees
(a)(1)(vi)     Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9
(a)(1)(vii)    Instructions for Form W8-BEN
(a)(1)(viii)   Summary advertisement dated October 17, 2001
(a)(1)(ix)     Text of press release issued by Parent, dated October 10,
               2001
(a)(5)(i)      Complaint of Howard Pisnoy, individually and on behalf of
               all others similarly situated, against Toronto-Dominion
               Bank, et al. filed in the Court of Chancery of the State of
               Delaware on October 11, 2001.
(a)(5)(ii)     Complaint of Michael Andrews, individually and on behalf of all others similarly situated, against Toronto-Dominion
               Bank, et al. filed in the Court of Chancery of the State of
               Delaware on October 11, 2001.
(a)(5)(iii)    Complaint of David Osher, individually and on behalf of all others similarly situated, against Toronto-Dominion Bank, et
               al. filed in the Court of Chancery of the State of Delaware on October 11, 2001.
(a)(5)(iv)     Complaint of NDT LLC, individually and on behalf of all
               others similarly situated, against Toronto-Dominion Bank, et
               al. filed in the Court of Chancery of the State of Delaware on October 11, 2001.
(a)(5)(v)      Complaint of Derek Hreniuk, on behalf of himself and all
               similarly situated persons, against Toronto-Dominion Bank, et al. filed in the Court of Chancery of the State of
               Delaware on October 11, 2001.
(a)(5)(vi)     Complaint of Eugenia Gladstone Vogel, on behalf of herself and all others similarly situated, against Toronto-Dominion
               Bank, et al. filed in the Court of Chancery of the State of
               Delaware on October 11, 2001.
(a)(5)(vii)    Complaint of Sarah Berkowitz, individually and on behalf of all others similarly situated, against Toronto-Dominion
               Bank, et al. filed in the Court of Chancery of the State of
               Delaware on October 11, 2001.
(a)(5)(viii)   Complaint of Fernando Gonzalez, individually and on behalf of all others similarly situated, against Toronto-Dominion
               Bank, et al. filed in the Court of Chancery of the State of
               Delaware on October 11, 2001.
(a)(5)(ix)     Complaint of Harold Chavez, individually and on behalf of
               all others similarly situated, against Toronto-Dominion
               Bank, et al. filed in the Court of Chancery of the State of
               Delaware on October 11, 2001.
(b)            None.
(c)            Analyses of Morgan Stanley & Co. Incorporated for discussion with the senior management of Parent.
(d)(1)         Amended and Restated Support and Exchange Agreement dated
               April 13, 2000 by and among the Company, TD Waterhouse
               Investor Services (Canada), Inc., the Purchaser, TD
               Securities Inc., CT Financial Services, Inc. and the Parent
               (Incorporated by reference to Exhibit 4.1 of the Company's
               Quarterly Report on Form 10-Q for the quarterly period ended
               April 30, 2000).
(d)(2)         Exchangeable Preference Share Terms of TD Waterhouse
               Investor Services (Canada), Inc. (Incorporated by reference to Exhibit 4.3 of the Company's Registration Statement on
               Form S-1, Registration No. 333-77521).
(d)(3)         Certificate of Designation creating Special Voting Preferred
               Stock of the Company (Incorporated by reference to Exhibit
               4.4 of the Company's Annual Report on Form 10-K for the
               fiscal year ended October 31, 2000).

EXHIBIT
NO.                                    DESCRIPTION
-------                                -----------
(f)            Section 262 of the Delaware General Corporation Law
               (included as Schedule D of the Offer to Purchase filed
               herewith as Exhibit (a)(1)(i)).
(g)            None.
(h)            None.